SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: Braemar Hotels & Resorts Inc.

CIK: 1574085

NAME OF PERSON RELYING ON EXEMPTION: Brancous LP1

ADDRESS OF PERSON RELYING ON EXEMPTION: 56A Mill St E #290, Acton, Ontario L7J 1H3, Canada

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

• Letter to Shareholders dated September 17, 2024

                                                                                                                                                       Brancous LP1

September 17, 2024

Subject: Voting Recommendation Against the Board in the Upcoming Shareholders Meeting

Dear Fellow Shareholders,

As we approach the upcoming shareholders meeting, it is crucial to evaluate the recent actions of the board and their impact on the company's performance. Based on these actions, we strongly recommend voting against all members of the board.

On December 7, 2022, the board of directors approved a $25 million stock repurchase program, replacing any previous authorizations. During the first quarter of 2023, the company repurchased 3.9 million shares of common stock for approximately $18.9 million in the public markets. The remainder of the repurchase authorization, approximately $6.1 million, was used to buy shares directly from Monty Bennett, the Chairman of the Board. This transaction is highly questionable, as it raises concerns about whose interests the board is truly prioritizing.

Mr. Bennett redeemed 1,423,777 common units for cash on February 24, 2023, receiving $7 million, which included $6.1 million directly from the stock repurchase program. Following this, Mr. Bennett sold an additional 417,491 shares in the public markets. These actions by Mr. Bennett, benefiting from an inflated stock price due to the buyback program, contributed to a sharp decline in the stock, which dropped more than 50% in the subsequent 10 months and has not recovered since.

This series of events reveals a disturbing pattern: the board approved a buyback, artificially raising the stock price, and Mr. Bennett took advantage of this by selling his shares back to the company at inflated prices. Afterward, the stock collapsed, leaving ordinary shareholders with significant losses while insiders like Mr. Bennett profited. This is blatant self-dealing and a complete misalignment of the board's interests with those of its shareholders.

What makes matters worse is the continued issuance of Long-Term Incentive Plan (LTIP) units at absurdly low levels. In March 2023, the company granted 353,000 Performance LTIP units with an initial grant date fair value of $3.86 per share and a three-year vesting period. These awards were later remeasured at $4.07 per share in the second quarter. The issue here is simple: LTIPs are being issued at values far below the price at which Mr. Bennett sold his shares just weeks earlier. This is a complete disrespect to shareholders, many of whom have suffered massive losses while the board and executives continue to profit through questionable means.

Since the COVID-19 pandemic, the company's shares have been trading at a fraction of their former value, largely due to the poor decisions of this board. Their inability to anticipate the rise in interest rates, along with the increasing conflicts of interest between the board and Ashford Inc., has eroded shareholder confidence and destroyed value. Yet, despite these failures, the board continues to reward themselves and insiders with outsized performance compensation.

                                                                                                                                                       Brancous LP1

The issuance of LTIP units and performance compensation at the current prices is indefensible. Performance-based compensation should be directly tied to actual shareholder returns, with executives and board members only being compensated if shareholders are also benefiting. The board should be receiving compensation based on stock prices that reflect 2019 levels, not the deeply depressed values of today. If shareholders have not seen any real return, neither should the board.

As of June 30, 2024, there were approximately 1.5 million unvested Performance LTIP units, representing 200% of the target outstanding. Additionally, in May 2024, approximately 45,000 LTIP units were issued to independent directors, with a fair value of $126,000, which vested immediately and were expensed during the first half of 2024. As of June 30, 2024, a total of approximately 3.0 million LTIP and Performance LTIP units have been issued, net of cancellations. Most of these units have achieved full economic parity and are convertible into common units.

In the wake of these actions, the company's stock price is now trading at a 70% discount to 2019 levels and 50% below the average price of 2021 to 2023. How is it possible that LTIP awards have reached economic parity when the stock is trading far below the prices at which these LTIPs were issued? This raises serious questions about the metrics used to justify these payouts and further highlights the misalignment between insider compensation and shareholder value.

It is abundantly clear that this board has failed to act in the best interests of shareholders, and their decisions have resulted in a substantial destruction of value. The compensation structure must be aligned with shareholder returns, not manipulated to benefit insiders at the expense of ordinary investors.

For these reasons, we strongly recommend that shareholders vote against all members of the board at the upcoming meeting. This board has repeatedly shown that it prioritizes insider gains over creating sustainable, long-term value for shareholders. It’s time for meaningful accountability and for shareholders to have a board that truly represents their interests.

BHR’s future depends on having an independent, shareholder-focused board. We believe that a vote against the current board is a vote for better governance and long-term value creation.

Sincerely,

Alejandro Malbran
Chief Investment Officer
Brancous LP1

amalbran@brancous.com